SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Integramed America, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    45810N302
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                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th Floor
                            New York, New York 10005
                                 (212) 389-5841
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.     45810N302               SCHEDULE 13D         PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON

            Peter R. Kellogg
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                         7      SOLE VOTING POWER

                                3,141,286
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,141,286
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,141,286
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [x]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.6%
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    14      TYPE OF REPORTING PERSON*

            IN, HC
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                               * SEE INSTRUCTIONS



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CUSIP NO.      45810N302              SCHEDULE 13D         PAGE 3 OF 8 PAGES
------------------------------                             ---------------------

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    1       NAME OF REPORTING PERSON

            IAT Reinsurance Company Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
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                         7      SOLE VOTING POWER

                                3,141,286
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,141,286
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,141,286
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS



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CUSIP NO.      45810N302              SCHEDULE 13D         PAGE 4 OF 8 PAGES
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Introduction

This Amendment No. 1 ("AMENDMENT NO. 1") is being filed in connection with the execution of a stock purchase agreement regarding shares of the common stock, $0.01 par value per share (the "SHARES"), of Integramed America, Inc., a Delaware corporation (the "COMPANY") beneficially owned by Peter R. Kellogg and IAT Reinsurance Company, Ltd., (the "REPORTING PERSONS").

This Amendment No. 1 amends and supplements the statement on Schedule 13D dated January 26, 2010 (the "ORIGINAL STATEMENT") relating to the Common Stock of the Company. This Amendment No. 1 reflects transactions and developments through February 16, 2010, relating to such Reporting Persons' holdings of the Company. A joint filing agreement by the Reporting Persons is attached hereto as Exhibit A.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented as follows:

          Funds for the purchase of the Shares reported herein were derived from the working capital of IAT. A total of approximately $20,230,532 was paid to acquire the Shares reported herein.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

          On February 11, 2010 the Reporting Persons entered into a stock purchase agreement with the Company to purchase 500,000 shares of common stock. As previously disclosed, the parties have been in discussions regarding a potential additional investment by the Reporting Persons in shares of common stock of the Company. The stock purchase agreement is subject to various conditions but is expected to close on or about February 18, 2010 in conjunction with the Company's public offering.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by adding the following:

          (a) As of the close of business on February 16, 2010, the Reporting Persons beneficially owned an aggregate of 3,141,286 Shares, constituting approximately 27.6% of the Shares outstanding. The amount and percentage of the Reporting Persons' beneficial ownership assumes the purchase of shares pursuant to the stock purchase agreement and sale of shares in the public offering by the Company. Currently, it is expected that the purchase and public offering will close on or about February 18, 2010.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 11,355,866 Shares outstanding, which is the total number of Shares outstanding assuming the purchase by the Reporting Persons and sale of shares to the public as reported by the Company in its Rule 424B4 filing on February 12, 2010.

          (b) IAT is the record owner of all 3,141,286 Shares. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 202 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.


          (c) Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days is set forth in Schedule A hereto and is incorporated herein by reference.


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CUSIP NO.      45810N302              SCHEDULE 13D         PAGE 5 OF 8 PAGES
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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following:

          On February 11, 2010 the Reporting Persons entered into a stock purchase agreement with the Company to purchase 500,000 shares of common stock. As previously disclosed, the parties have been in discussions regarding a potential additional investment by the Reporting Persons in shares of common stock of the Company. The stock purchase agreement is subject to various conditions but is expected to close on or about February 18, 2010 in conjunction with the Company's public offering.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated February 16, 2010.

Exhibit B - Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 5, 2007.

Exhibit C - Purchase Agreement between IAT Reinsurance Company Ltd. and Integramed America, Inc., dated February 11, 2010. Incorporated by reference from Integramed's Form 8-K filed February 12, 2010.




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CUSIP NO.      45810N302            SCHEDULE 13D           PAGE  6 OF 8 PAGES
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                                   SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010


                                 IAT Reinsurance Company Ltd.

                                 By: /s/ Marguerite R. Gorman, attorney in fact
                                     ------------------------------------------
                                     Name:  Peter R. Kellogg
                                     Title: President and CEO


                                 /s/ Marguerite R. Gorman, attorney in fact
                                 -------------------------------------------
                                     Peter R. Kellogg



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CUSIP NO.      45810N302              SCHEDULE 13D           PAGE 7 OF 8 PAGES
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                                   SCHEDULE A


Date of Trade        Shares Purchased (Sold)      Price per Share
2/11/2010            500,000                      $7.50

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2010                IAT Reinsurance Company Ltd.

                                 By: /s/ Marguerite R. Gorman, attorney in fact
                                         ------------------------------
                                         Name: Peter R. Kellogg
                                         Title: President and CEO


                                     /s/ Marguerite R. Gorman, attorney in fact
                                             -------------------------------
                                                      Peter R. Kellogg